Exhibit 99.4

CONSOLIDATED MANAGEMENT REPORT

2006 CONSOLIDATED MANAGEMENT REPORT

01 BUSINESS PERFORMANCE AND SITUATION OF THE GROUP

1.1. EARNINGS AND SALES. In 2006, a year in which the Company faced an unprecedented set of challenges, Altadis consolidated its position among the major European corporate groups in cigarette production and sales (its brands include Gauloises, Fortuna, Gitanes, Ducados, Balkan Star and Marquise, which have a strong national and international presence) and as world leader in cigar production and marketing. The Group is also the market leader in Spain, France, Portugal, Italy and Morocco, with regard to the distribution of tobacco and many other products and documents. It provides logistics services to more than 450,000 points of sale.

The activities and results of the Altadis Group were affected by several one-off events in 2006, details of which are set out below:

• In Spain there were two changes in excise duties and three price changes in the first quarter, along with the application from 1 January 2006 of the ban on the advertising of tobacco products and on smoking in workplaces.

• Since the start of 2006 the Group has significantly expanded its restructuring and cost-saving programs in order to adapt to changes in its operations and in the tobacco market.

EARNINGS AND CHANGES IN EQUITY

The Group’s 2006 earnings (see table at the end of this note) were affected by the increase in excise duties on tobacco products which came into effect in February. In response the Group has stepped up the implementation of a series of significant cost-saving programs. As a result, and in conjunction with the strong performance of its cigar business, its cigarette business in Morocco and its tobacco distribution activity in Italy, the Group’s 2006 sales and EBITDA were close to those posted in 2005.

In 2006 the Group’s economic sales fell to EUR 3,970 million from EUR 4,112 million in 2005. Also, EBITDA fell 6.8% to EUR 1,148 million, and the resulting EBITDA margin on economic sales was 28.9%, in line with the 2005 figure.

Changes in the scope of consolidation (primarily Aldeasa, which only contributed 8 months to 2005 earnings) had a positive effect on the economic sales of EUR 28 million, while the negative impact of the dollar exchange rate reduced economic sales by EUR 5 million, as the dollar fell by an average of –0.6% against the euro compared with 2005.

The geographical distribution of the Group’s economic sales in 2006 reveals a greater internationalization of activity, with exposure to markets other than Spain increasing. (US, Morocco and the French domestic market).

The Spanish and French domestic markets accounted for 29% and 21%, respectively, of total sales (Spanish sales were down 3 percentage points while French sales increased by one point). The rest of Europe again accounted for 21%, while the US and the rest of the world increased their totals by one percentage point to 14% and 15%, respectively.

Other income and expenses fell to - EUR 91 million versus + EUR 16 million in 2005. This heading includes a range of non-recurrent items, primarily the cost of the restructuring provision, a charge for the impairment of the investment in Balkan Star and the capital gains from the sale of non-core assets.

The Group’s financial losses of EUR 116 million, up from EUR 88 million in 2005, reflect the increase in Group debt. Average net debt was up to EUR 2,241 million from EUR 1,965 million in 2005 as a consequence of the cash outflow to pay for 20% of Altadis Maroc (RTM).

The contribution of associated companies accounted for by the equity method rose to EUR 9 million from EUR 1 million in 2005, due to the higher contribution of existing associates and the sale of Altadis’ stake in Cita.

Corporate income tax expense was EUR 242 million, compared with EUR 337 million in 2005. The effective tax rate was 32.6% compared with 34.9% in 2005. Also, as a consequence of the application of NIIF, deferred income tax of EUR 24 million corresponding to the recurrent additional tax credit from the deductibility for tax purposes of the amortization of goodwill has been included on the balance sheet.

Income attributed to minority interests, basically at Logista and JR Cigar, totaled EUR -57 million compared to EUR -53 million in 2005.

Net income for 2006 was EUR 453 million, compared to EUR 577 million in 2005, a year-over-year decline largely attributable to lower profits from the Spanish cigarette market and the non-recurrent items mentioned, and restructuring costs in particular. Earnings per share stood at EUR 1.75 per share (EUR 2.12 in 2005).

As regards the variations in the main captions in the consolidated balance sheet as of December 31, 2006, total assets and liabilities fell by 2.1% to EUR 11,200 million from EUR 11,444 million as of December 31, 2005

The balance-sheet aggregates most affected by this reduction were, on the asset side, goodwill and other non-current assets. This was primarily due to the performance of the dollar against the euro and the disposal of certain non core assets.

On the liability side, equity logically fell due to the Group’s shareholder remuneration policy (dividends and the share buy-back and cancellation program). At 2006 year-end, net financial debt (defined as current- and non-current bank loans plus bonds and other marketable debt security issues, less cash and realizable current financial assets) was down EUR 164 million, 5.8%, to EUR 2,669 million. The generation of operating free cash flow (cash flow from ordinary activities + working capital variation - income tax paid - maintenance expenses, that in 2006 amounts to EUR 149 million) stood at EUR 951 million in 2006, EUR 505 million more than in 2005.

INFORMATION BY BUSINESS LINE

Figures for economic sales and EBITDA by business line for 2006 and 2005 are as follows:

	ECONOMIC SALES			EBITDA
			Variation			Variation
(MILLIONS OF EUROS)	2006	2005	2006/2005	2006	2005	2006/2005

Cigarettes	1,692.6	1,979.4	-14.5%	523.9	667.7	-21.5%
Cigars	887.8	884.7	0.4%	281.0	253.7	10.8%
Logistics	1,190.8	1,146.7	3.8%	310.2	310.7	-0.2%
Others	198.9	101.1	N.S	32.7	-0.2	N.S
TOTAL	3,970.1	4,111.9	-3.4%	1,147.8	1,231.9	-6.8%

A. CIGARETTES. The Group sold 118,600 million cigarettes in 2006 (compared with 135,200 million in 2005).

Economic sales of the cigarette business, which represent 43% of total Group sales, fell 14.5% to EUR 1,693 million (against EUR 1,979 million in 2005). This fall was the result of the decline in volumes due to very low sales in Russia in the first six months of the year; the continued decline in dark cigarette sales, and the increase in excise duties in Spain.

SEGMENTS

The economic sales of the blond cigarette segment, which represent 75% of the Group’s total sales, fell to EUR 1,264 million (EUR 1,427 million in 2005). Blond cigarette sales in Morocco and the Rest of Europe (Benelux, Finland, Central Europe) rose by 18.4% and 10.6%, respectively, both substantial increases. In Spain there were significant changes to excise duties on tobacco products which were introduced rapidly in January and February 2006, and these had a very negative impact on sales. However, following recent events, there are now clear signs of improved profitability in this market. In France sales of blond cigarettes have remained stable. In Germany, sales were in line with total sales volumes (-3.9%). In the Middle East sales fell by 5.8%.

Total sales volume in the dark cigarette market fell by 18.4% in Spain and by 11.2% in France. Altadis’ total dark cigarette sales fell to EUR 282 million from EUR 394 million in 2005.

BLOND CIGARETTE MARKETS

In Spain, Altadis’ blond cigarette sales fell by 35% to EUR 265 million. The total cigarette market in Spain fell by 1.9% in volume terms, with an increase of 0.6% in the blond cigarette segment. In this segment, Altadis had a market share of 25.3%, 1.6 percentage points less than in 2005. The events of 2006 (tax increases, the introduction of a minimum specific tax, price changes, along with the application of the ban on the advertising of tobacco products and on smoking in workplaces) made it an unusual year.

In France, total sales volume in the dark cigarette market increased by 1.8% and the blond cigarette market grew by 3.2% in terms of volume. Altadis’ share of the blond cigarette market fell to 18.0% from 18.6% in 2005. Sales remained stable at EUR 215 million.

In Germany, the sharp price increases in recent years caused cigarette sales to fall by 3.9% in 2006. The tax on “sticks” (a product which accounted for around 20% of sales) changed on 1 April, triggering substantial increases in the inventory levels of this type of product in anticipation of this change. The real consumer trend has not become completely clear but there has been a switch to pre-cut tobacco rolls (rolling tobacco), contraband products and, to a lesser extent, discount cigarette brands. In the wake of increases in the prices of other major brands, the price of Gauloises Blondes rose by EUR 0.20 per packet on 1 October. Altadis’ share of the blond cigarette segment was 5.9% (6.1% in 2005), but with an improvement in the premium segment; sales totaled EUR 184 million (EUR 191 million in 2005).

In the rest of Europe, Altadis’ share of the blond cigarette market stood at 16.8% in Finland, 8.2% in Luxemburg, 7.9% in Austria and 6.0% in Belgium. In Poland, despite very tough competition, Altadis focused on improving its profitability rather than increasing sales and its market share stood at 7.6% (8.6% in 2005).

In Morocco, Altadis remains in a good position and its business is strong. Altadis accounted for 85.2% of the Moroccan blond cigarette market (up from 83.1% in 2005), with a 12.4% increase in volume and sales up 18.4% to EUR 164 million (EUR 139 million in 2005). Altadis is leveraging its attractive portfolio of international brands (it now owns four key brands: Fortuna, Gauloises, News and Fine). Sales performance also benefited from customary price increases, the last of which occurred in June 2006 (with an average increase of 3%). In July 2006, the Moroccan government passed a law on the organisation of its tobacco market, granting Altadis an extension of its monopoly to December 2010.

Shipments to countries in the Middle East were slightly unpredictable in 2006, due to events in the region and the reorganization of logistics flows. As a result, existing inventories have fallen and sales in this region totaled EUR 137 million (EUR 147 million in 2005), down 7.1%. Nonetheless, the position of Altadis’ brands in various countries remains solid. Syria, Lebanon and Jordan are the most important markets, and Altadis has a significant market share in each of these countries. The stabilization of the region and Altadis’ solid existing business base mean the outlook for next year is good and that growth is likely to pick up.

In Russia sales started to pick up after a weak first half to the year. However, the fourth quarter of 2006 was affected by a higher comparative base than the 2005 average. Sales fell to EUR 71 million in 2006 from EUR 94 million in 2005. The Brilliant brand was launched in March and Fortuna at the end of 2006; Altadis’ international brands in general, and Gauloises in particular, delivered very strong earnings, with volumes 2.5 times higher than in 2005.

The Group is forming new alliances in specific regions with a view to expanding the international presence of its brands, an example being the licensing agreement for Gauloises and Gitanes reached in October with one of Asia’s leading operators.

BRANDS

Gauloises Blondes, the Group’s flagship brand, has benefited from a strong French market, but also faces a decline in its total sales volumes in most international markets and volatility in shipments to some Middle Eastern countries. Sales of its blond cigarette brand fell to EUR 449 million from EUR 468 million in 2005. Its international sales declined from EUR 392 million in 2005 to EUR 375 million. The brand remains firmly established in Germany and Austria, where it ranks third in the respective markets with shares of 5.9% and 7.9%, though competition among discount cigarette brands is increasing. Market shares in Belgium, Morocco and Russia continue to improve.

Fortuna, the Group’s other main brand, obtained sales of EUR 244 million (EUR 362 million in 2005), strongly reflecting the change in the Spanish market. In France, where the brand has grown significantly in recent years, the market share improved slightly to 2.7% from 2.6% in 2005. Progress has been more impressive in Morocco, where its share of the blond cigarette market now stands at 8.1% compared to 7.6% in 2005. In Spain, still the main market for Fortuna, the company obtained a market share of 13.1% in 2006 (17.2% in 2005). The brand made up some of the ground lost following the fierce price competition seen up to February 2006, when its share of the market stood at just 8.8%. Fortuna has confirmed its position as a leading brand in the Spanish mid-price segment.

Ducados Rubio, which was launched in Spain in June 2005 at a price of EUR 1.35 per packet, was Altadis’ response to the ultra-low prices in this country. Its sales performance since has been outstanding; its market share stood at 7.2% at year-end 2006 (3.9% in 2005), and it currently costs EUR 2.20 per packet. Accordingly, the improved margin and brand value of Ducados Rubio provide Altadis with a much more attractive and balanced stable of brands to compete in the Spanish market.

Marquise in Morocco has strengthened its market leadership, selling 8,000 million cigarettes and increasing its share of the blond cigarette market to 74.3% (71.8% in 2005), with sales of EUR 138 million (up 20.2% on the figure of EUR 115 million in 2005). For the aforementioned reason (high initial inventory levels), sales of the Russian brand Balkan Star remain low in a highly competitive environment. Nobel’s share of the Spanish blonde cigarette market has recovered slightly since January to 4.5% (5.2% in 2005), and News has maintained its 5.2% share of the same market in France. Smart, the third-largest brand in Finland, obtained a market share of 14.7% (down from 15.5% in 2005).

With the aim of entering the super-premium segment, Altadis is to launch a new brand called Montecristo in 2007 in duty-free markets and certain countries.

EBITDA for the cigarette business fell by 22% to EUR 524 million from EUR 668 million in 2005. The EBITDA margin on economic sales was 31.0%, vs. 33.7% in 2005. The fall is due to the sharp fall in margins in Spain, as a result of the changes to specific excise duties at the start of the year, causing a dilutive effect, which has only been partially offset by the savings from restructuring and cost cutting.

B. CIGARS. The economic sales of Altadis’ cigar business grew 0.4% to EUR 888 million, 22% of total Group sales. The US market and sales of Cuban cigars remained the main drivers of the excellent results in 2006. In the US, which represents over 50% of the cigar business’ economic sales, Altadis focused on promoting sales of top-of-the-range cigars: - the natural (natural wrapper and the renowned Dutch Masters and Backwoods brands) and premium cigars (hand-rolled), especially the Romeo y Julieta brand - continuing the success enjoyed in previous years. Altadis’ total sales in the US increased by 4.1% to USD 611 million. In terms of euros, sales in the US totaled EUR 487 million (+3.4% vs. EUR 471 million in 2005).

Cuban cigar sales recorded by Altadis (50% of total Cuban cigar sales, as Altadis’ 50% stake in Corporación Habanos is proportionally consolidated) have grown very significantly, by +12.1% in euros (and 12.8% in dollars) to EUR 135 million (EUR 121 million in 2005). The strategy for Cuban cigars, based on a combination of the exclusive luxury segment (limited and exclusive editions, this year’s example being the Cohiba Behike) and more affordable luxury cigars (Mini Cubanos) for a small number of select brands, is proving highly effective. Sales have performed very strongly in mature markets (for example Germany) and have shown very encouraging results in emerging markets (Russia, Asia-Pacific, and Latin America).

Altadis’ cigar sales in Europe were affected by the new regulations restricting the number of points of sale in Spain; these had a particular impact on secondary distribution channels (restaurants, cafés, etc), a segment in which Altadis is especially strong. As a result, Altadis’ sales in Spain fell by 12.9% to EUR 83 million compared with EUR 96 million in 2005; however, they showed signs of recovery in the second half of the year, when sales were similar to those for the last six months of 2005. In France, sales fell slightly to EUR 55 million (EUR 57 million in 2005) in a weak market.

EBITDA for the cigar business advanced 11% to EUR 281 million, with a very significant 300 basis point improvement in the EBITDA margin to 31.7%. This reflects the business’ steady growth and savings from restructuring.

C. LOGISTICS. The economic sales of the logistics business, which represent 30% of the Group’s total sales, grew 3.8% to EUR 1,191 million.

Tobacco distribution accounts for 47% of the total logistics business. Tobacco logistics results reflect the performance of volume sales in cigarette markets, especially in Spain (-1.9%), France (+1.8%), Italy (+1.1%) and Morocco (+3.7%), and also, indirectly, the changes in retail prices and taxes. Sales totaled EUR 570 million, up 1.3% from EUR 562 million in 2005.

General (non-tobacco) logistics activities reported a significant 6.3% increase in economic sales to EUR 637 million (EUR 600 million in 2005); this represented 53% of the total economic sales of the logistics business. Growth came mainly from pharmaceutical logistics (with economic sales of EUR 17 million, + 14.5%) and transport services in Spain and Portugal (+16.4%).

In Morocco, general logistics is progressing apace, and accounts for almost 10% of economic sales in that country. Altadis Maroc distributed 36 million telephone cards (+67.7%) and is broadening its product range to include electronic payment services in particular (starting with Maroc Telecom).

EBITDA in the logistics business remained stable at EUR 310 million, giving an EBITDA margin on economic sales of 26.0% (27.1% in 2005).

D. OTHERS. This caption includes the activities of Aldeasa as the main consolidated company. In 2006 it obtained economic sales of EUR 184 million (50% of total sales as the company is proportionally consolidated). This caption also includes the elimination of sales between business units which at year-end had yet to give rise to a sale to non-group companies, and corporate head office expenses which cannot be allocated to the business units.

STATEMENTS OF INCOME FOR THE LAST FIVE YEARS

						Variation
(MILLIONS OF EUROS)	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)	2006/2005
Revenue (2)	12,503	12,708	9,546	9,473	8,997	-1.7%
Economic sales (2)	3,970	4,112	3,557	3,385	3,182	-3.4%
EBITDA	1,148	1,232	1,104	1,078	971	-6.8%
Income from ordinary activities	949	1,037	936	—	—	-8.5%
Other income and expenses	(91)	16	—	—	—	N.S
Operating income (loss)	858	1,053	936	915	811	-18.5%
Financial loss	(116)	(88)	(92)	(83)	(37)	32.0%
Goodwill amortization	—	—	—	(118)	(95)	—
Profit from associates	9	1	34	16	27	N.S
Extraordinary income (loss)	—	—	—	(251)	(32)	—
Income before taxes	752	966	878	479	674	-22.2%
Corporate income tax	(242)	(337)	(282)	(142)	(197)	-28.0%
Minority interests	(57)	(53)	(57)	(44)	(42)	7.0%
Net income attributable to equity holders of the Parent Company	453	577	539	293	435	-21.5%
Earnings per share (euro cents)	175	212	190	101	146	-17.5%
Average number of shares (millions) (3)	259.2	272.3	283.9	290.9	297.8	-4.8%

(1) Figures according to International Financial Reporting Standards (IFRS) for 2006, 2005 and 2004 (except IAS 32 and IAS 39 in 2004), and according to generally accepted accounting principles and standards in Spain for 2003 and 2002.

(2) “Economic Sales” is the most appropriate indicator used by the Group to provide a proportional valuation of the business volume of all its activities. Economic sales are defined as the revenues, net of taxes and commissions to sales outlets, from the sale of Group manufactured products – mainly proprietary tobacco brands - plus the distribution margin on all the products distributed by the Group, plus the revenues from logistics services other than product distribution and plus prompt payment discounts. The economic sales figure does not coincide with the sales per books included in the Group’s statement of income under the “Revenue” caption, mainly because the latter includes, in the case of products distributed but not manufactured by the Group, the total value of the products, net of taxes and commissions to sales outlets, and not only its distribution margin.

(3) The “Average number of shares” is the daily average number of shares outstanding, less the shares of the Parent Company held as treasury stock.

                1.2 CORPORATE REORGANIZATION, RESTRUCTURING AND COST-SAVING PROGRAMS. Since the start of 2006 the Group has significantly expanded its restructuring and cost-saving programs in order to adapt to changes in its operations and in the tobacco market.

There are currently three initiatives underway:

• the previous restructuring plan (initiated prior to 2006), which will save a total of EUR 64 million;

• the cost-saving program started on 1 February 2006, with savings of EUR 91 million;

• and the latest restructuring plan, which started on 14 February 2006, which will save EUR 60 million.

In three years the company will achieve total cost savings of EUR 215 million: EUR 145 million were achieved in 2006, and savings of EUR 46 million and EUR 24 million are expected to be made in 2007 and 2008 respectively.

Of the previous restructuring, now that most of the closures have been carried out (Lille in August 2005 and the Cádiz cigar factory in December 2005), the closures of the factories in Seville and Tarragona are slated for 2007, along with further workforce reductions.

The cost-saving program began on February 1, 2006 as part of Management’s response to recent events in some of the Group’s key markets, especially Spain. This plan generated savings of EUR 91 million in 2006 which entailed no cost.

The latest restructuring plan was launched on February 14, 2006 and is now being implemented. The program aims to rationalize corporate and business unit functions, siting each in a single location. The program also takes into account IT advances, restrictions on tobacco product advertising and, for the Paris-North distribution centre, a reduction in the volumes distributed in France. The planned workforce reductions (more than 470 people) started in 2006 and will continue in 2007, with recurring savings of EUR 60 million, most of which will be obtained in 2007. The associated costs were estimated at EUR 86 million.

The Kenitra factory in Morocco was also closed recently and a restructuring plan was announced in Russia, entailing an estimated 272 job losses in total.

1.3 SHAREHOLDER REMUNERATION POLICY. The Company’s shareholder retribution policy is two-fold:

• firstly, an annual double digit increase in the dividend per share. In line with this policy, the Board of Directors of Altadis, S.A. has resolved to propose a payment of a gross dividend of EUR 1.10 per share (an increase of 10% with respect to 2005) at the Shareholders’ Meeting.

• secondly, the buy-back and cancellation of shares. In 2006, a total of 13.1 million shares were cancelled (4.9% of outstanding shares). The General Shareholder’s Meeting in June 2006 also authorized the repurchase of up to 5% of share capital. The Directors of the Group have announced that, in the absence of attractive investment opportunities, they plan to continue buying back shares until a minimum of 3% of share capital is reached by June 2007 and are confident they will return to an annual rate of 5% in June 2008 .

Since the Altadis Group was formed as a result of a process of business association between Tabacalera, S.A. and SEITA at the end of 1999, the Company has distributed a total of EUR 3,109 million to its shareholders in the last seven years in the form of dividends payments and share buy-backs.

The market has recognized these results and this value creation. The Company’s market capitalization has risen in the last seven years from EUR 4,560 million to EUR 10,155 million, while the share price has risen from EUR 14.20 on December 31, 1999 to EUR 39.65 on December 31, 2006.

1.4 SHARE PERFORMANCE.

ALTADIS SHARE PERFORMANCE COMPARED WITH IBEX-35, CAC 40 AND EURO STOXX-50

Altadis shares are listed on the computerized trading system (Continuous Market) of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and on the Paris stock exchange. At 2006 year-end the market price of Altadis shares was EUR 39.65 and EUR 39.75 per share on the Madrid and Paris stock exchanges, respectively. This represented an increase of around 3.47% over the market price at 2005 year-end on Spanish bourses. The Madrid (Ibex-35), Paris (CAC 40) and Euro Stoxx-50 indexes rose by 31.79%, 17.53% and 15.12%, respectively.

The liquidity of Altadis shares remained high in 2006: a total of 833,005,717 shares were traded (as compared with 745,747,953 shares in 2005), which represents an annual rotation of 3.25 times on the 256,121,426 shares outstanding at 2006 year-end. In addition, cash traded in Altadis shares on the Continuous Market in 2006 amounted to EUR 31,018 million, 22.7% more than the EUR 25,285 million traded in 2005, making it one of the most important shares on the Ibex 35 in terms of cash traded.

Base January 1, 2006 = 100

LAST FIVE YEARS: ALTADIS SHARE PERFORMANCE COMPARED WITH IBEX-35, CAC 40 AND EURO STOXX-50

(Figures in euros for Altadis and in points for the Ibex-35, CAC 40 and Euro Stoxx-50 indexes)

	Market Price	Market Price	% Change	AGR
	12/31/2001	12/31/2006	(5 years)	(5 years)
Altadis (Madrid)	19.10	39.65	+ 107.6%	+ 20.0%
Ibex-35 (Madrid)	8,397.60	14,146.50	+ 68.5%	+ 13.9%
Cac 40 (Paris)	4,624.58	5,541.76	+ 19.8%	+ 4.6%
Euro Stoxx 50	3,806.13	4,119.94	+ 8.2%	+ 2.0%

In the last five years Altadis shares have appreciated by 107.6%, which represents an average annual growth rate of 20.0%, whereas the Ibex-35, CAC 40 and Euro Stoxx-50 indexes have also performed well but registered lower gains of 13.9%, 4.6% and 2.0% respectively.

Base January 1, 2002 = 100

MONTHLY PERFORMANCE OF ALTADIS SHARES ON THE MADRID AND PARIS STOCK EXCHANGES

(PRICES AND VOLUMES)

(Figures in euros)

	Latest		High		Low		Average		Volume (1)
2006	MADRID	PARIS	MADRID	PARIS	MADRID	PARIS	MADRID	PARIS	MADRID	PARIS

JANUARY	34.21	34.15	38.52	38.39	34.21	34.15	37.23	37.18	68,727,153	335,466
FEBRUARY	35.20	35.37	37.50	37.60	34.85	34.72	36.09	36.06	95,845,107	506,035
MARCH	37.00	36.99	39.25	39.00	35.81	35.87	37.49	37.48	155,068,335	794,879
APRIL	37.62	37.71	38.34	38.43	36.12	36.05	36.96	37.00	46,160,705	293,205
MAY	36.95	36.83	38.63	38.65	35.95	35.92	37.36	37.37	62,850,375	398,180
JUNE	36.96	36.90	37.44	37.36	35.95	35.87	36.66	36.61	93,182,897	640,429
JULY	37.05	37.00	37.75	37.82	36.40	36.46	37.20	37.16	42,022,543	318,513
AUGUST	37.00	37.00	37.96	38.01	36.77	36.77	37.44	37.44	37,423,351	169,120
SEPTEMBER	37.44	37.37	37.89	37.81	36.38	36.37	37.10	37.09	42,737,723	205,513
OCTOBER	37.50	37.77	37.81	37.77	36.65	36.67	37.19	37.20	51,721,695	242,563
NOVEMBER	37.80	37.74	38.97	38.94	37.61	37.74	38.43	38.43	51,394,999	477,068
DECEMBER	39.65	39.75	40.50	40.61	37.23	37.30	39.41	39.44	81,022,465	467,398

(1) Total effective trading in shares. Source: Bloomberg and Madrid Stock Exchange.

LAST FIVE YEARS’ PERFORMANCE OF ALTADIS SHARES ON THE MADRID AND PARIS STOCK EXCHANGES

(PRICES AND VOLUMES)

(Figures in euros)

YEAR	LATEST	HIGH	LOW	AVERAGE	VOLUME (1)
Madrid:
2002	21.74	24.48	17.65	21.54	563,599,342
2003	22.50	24.65	20.18	21.98	790,898,060
2004	33.70	33.70	22.24	26.27	799,274,130
2005	38.32	38.50	31.19	34.52	743,349,036
2006	39.65	40.85	33.40	37.43	828,157,348
Paris:
2002	21.66	24.43	17.68	21.53	11,524,200
2003	22.20	24.64	20.17	21.96	7,160,038
2004	33.57	33.78	22.14	26.32	5,570,394
2005	38.39	38.50	33.52	35.84	2,398,917
2006	39.75	40.61	34.15	37.36	4,848,369

(1) Total effective trading in shares. Source: Bloomberg and Madrid Stock Exchange.

02   EVENTS SUBSEQUENT TO YEAR-END

On February 21, 2007 the Altadis Group announced it was embarking on a new restructuring program in Spain and France, the aim of which is to optimize all operating, legal and financial aspects to improve and strengthen the Group’s position. This restructuring program comprises two projects:

•  the spin-off of French distribution assets with a view to integrating these into the Logista Group.

•  the simplification of the legal structure of the US cigar business within a single legal entity.

The aim of these projects is increase the visibility of distribution to facilitate expansion and diversification, to strengthen the company’s financial structure and its capacity to implement its financial plans and to raise the Group’s profile in the financial markets.

Finally, within the framework of consolidation currently underway in the cigarette sector, Altadis has received a conditional and unsolicited bid from Imperial Tobacco Group PLC to acquire the Group’s shares at an indicative price of EUR 45 per share. The offer has been carefully studied by the Board of Directors and its legal and financial advisers and unanimously rejected on the grounds that it does not reflect the Company’s strategic value or the value of its unique and diversified assets or its future growth prospects.

At the time of preparing this report, the Board of Directors and its advisers are working to establish the best options for the Company, its shareholders and its employees.

03                                  OUTLOOK FOR THE GROUP IN 2007

In 2006, a year in which it faced an unprecedented set of challenges, Altadis created a solid business platform from which to resume organic growth in 2007. The Management of the company will remain focused on adding value to its brands. The ongoing restructuring plans will be fully implemented and their benefits will feed through to company results. The continuation of the disposal program for non-core assets (expected to generate income of EUR 200 million over the next two years) and the recently announced business restructuring plan will provide a more solid platform for the shareholder remuneration policy.

(For information about the bid from Imperial Tobacco Group PLC see section 2. Events subsequent to year-end).

04                                  MAIN RISKS AND UNCERTAINTIES

Various kinds of risk and uncertainty are associated with the Altadis Group’s business. These can be divided into the following categories:

A. RISKS RELATED TO THE TOBACCO INDUSTRY

TAXES, REGULATIONS AND RESTRICTIONS

The tobacco industry is subject to specific and significant taxes, regulations and restrictions in respect of the development, sale, distribution, marketing and advertising of cigarettes and cigars. In many countries, the tobacco industry has already felt the pressure of tighter tobacco regulations and this may well continue in the future.

FALLING DEMAND FOR TOBACCO PRODUCTS

The advertising, sale and use of tobacco products in Europe and in other countries are subject to regulation by governments and public health authorities. This has given rise to significant restrictions on the marketing, advertising, design and use of cigarettes through regulations, in addition to voluntary agreements entered into by tobacco companies. These restrictions and agreements could result in a decline in cigarette sales in those markets in which the Group operates.

TOBACCO LAWSUITS

The Group produces cigarettes for sale in Europe, Morocco and other countries, but not in the US. The Group also produces and sells cigars in most countries, including the US.

Certain lawsuits against Group companies in respect of the effects of smoking are pending judgment. To date, no lawsuit of this kind filed against Group companies has been successful.

B. RISKS RELATED TO THE ALTADIS GROUP

COMPETITION

The Group operates in a highly competitive market and could suffer an increase in competition in those markets where it sells and distributes cigarettes and cigars which could put prices and margins under pressure. The Group’s ability to compete with other sector companies could be restricted by the regulatory environment in which it operates, including restrictions on advertising, and this could hinder the Group’s attempts to strengthen its cigarette and cigar brand portfolios.

POLITICAL RISKS

The Group operates in several markets, including emerging markets. The emerging markets, which are currently of great significance for the Group’s business, are politically very stable with burgeoning economies underpinned by business-friendly policies. Although the Group implements policies aimed at reducing these risks, there is no guarantee that these levels of political stability, economic growth and business-friendly policies will persist in the future.

SURPLUS PRODUCTION CAPACITY

Some of the markets where the Group operates are in decline. For example, the cigarette market in Europe. The decline of these markets has in the past and may in the future result in idle production capacity at the Group.

FINANCIAL RISKS

The Group’s financial risk management is carried out by the Corporate Finance Department. This area has the necessary mechanisms to control, depending on the Group’s financial structure and position and macroeconomic factors, exposure to fluctuations in interest and exchange rates and credit and liquidity risks using hedging operations when required. The main financial risks and the corresponding Group policies are explained below:

Credit risk: the Group’s main financial assets are cash and cash equivalents, and trade and other receivables. In general, cash and cash equivalents are held with entities with a high credit rating, and most trade and other receivables are guaranteed via guarantees, credit insurance and operations with banks.

Third-party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk over a large number of customers with short collection periods.

Interest-rate risk: Through cash and cash equivalents and financial debt the Group is exposed to fluctuations in interest rates which could have an adverse effect on its results and cash flow. In order to reduce this risk, the Group has established policies and taken out financial instruments so that between 50% and 70% of net debt bears a fixed interest rate.

Exchange-rate risk: The Group is exposed to fluctuations in exchange rates which may affect its sales, results, shareholders’ equity and cash flows deriving from the following:

• Investments in foreign operations (mainly in Morocco, Russia, Cuba and the US).

• Purchases and sales denominated in foreign currency, mainly of raw materials and exports of cigarettes denominated in US dollars.

• Transactions carried out by Group companies operating in countries whose currency is not the euro (mainly in Morocco, Russia, Cuba and the US).

In order to reduce this risk, the Group has established policies and taken out certain financial instruments.

In particular, the Group endeavours to match its financial debt with the cash flows in the various currencies.

In addition, financial instruments are used to reduce exchange rate differences on transactions in foreign currencies.

CONSOLIDATED MANAGEMENT REPORT

Liquidity risk: The Group has to make payments arising from its activities, including significant amounts for excise duties and VAT which, in general, are paid in advance.

In order to guarantee liquidity and meet all payment commitments arising from its activities, the Group has available the necessary financing and credit lines.

RAW MATERIALS

The Group’s ability to manufacture cigarettes and cigars for subsequent sale, and the financial results of this activity, depend on its ability to obtain raw materials - tobacco leaves and other non-tobacco materials - at a certain price and of a certain quality. Although the Group has implemented appropriate policies to limit its dependence on suppliers, significant or sudden changes in the supply, quality or price of these could have a material adverse effect on the Group.

INTEGRATION OF ACQUISITIONS

The Group has grown significantly in recent years via both organic growth and acquisitions. Although to date the Group has integrated these acquired subsidiaries successfully, there is no guarantee that this same level of success will be repeated in future acquisitions.

Although the Group aims to minimize the risks it might run in this respect, eventual future acquisitions might involve taking on existing liabilities and exposure to unknown liabilities at the acquirees.

05                                  WORKFORCE

As regards the geographical distribution of the workforce, 60% is located in Europe. Within Europe, Spain and France have gradually been losing importance and in 2006 accounted for 50% of the total workforce compared to 63% in 2001. This variation is due to restructurings of the Group and significant strategic acquisitions in other countries. The US and the Caribbean account for 32% of the Group workforce, mainly in the cigar business. Morocco, with 6% of the Group workforce, Russia and Poland, each with 4%, and the Philippines with 2%, are the other countries where the Group has a significant fixed structure.

The geographical distribution of the workforce as of December 31, 2006, is as follows:

CONSOLIDATED MANAGEMENT REPORT

As of December 31, 2006, the Altadis Group had 27,437 employees.

The following chart shows how the workforce has grown in the last 5 years (figures at December 31):

The Altadis Group tries to reconcile its multi-national nature and different legislations to create a uniform human resources management policy at the Group level, so it can consolidate its integration policy and create a genuinely international Group capable of adapting to change. Training, dynamic career management, performance evaluation, executive compensation policy, and social measures to support restructuring are all initiatives aimed at creating a set of shared principles and policies.

Altadis is a not only a multi-cultural group but also a company with a high-calibre workforce that fosters a culture of goal achievement and individual excellence, creativity, responsibility and decision-making, shaping the current success of the Group and its long-term future.

06                                  RESEARCH AND DEVELOPMENT AND THE ENVIRONMENT

In 2006 the Altadis Group’s Research teams continued to work on several programs principally aimed at developing new products and improving exisiting ones, with a view to anticipating, on the one hand, legislative changes, and, on the other, consumer expectations and changes in product preferences. All the advances made through research-in both techniques and new knowledge-form the basis of the work performed by the Development teams. The principal lines of action in development initiatives in 2006 were as follows:

• Steady improvement in the quality of existing industrial processes (materials, processes and finished goods) and the development of new technologies.

• Development and fine-tuning of new products for the various markets in which the Group is present, with the objective of meeting consumer expectations and adapting to structural market change. In this respect, the company has developed and launched new products in Russia.

• Adapting products to new legislation.

• Increased versatility of the production platform, greater efficiency, and the control and reduction of costs.

As regards the Environment, the Group complies with the various prevailing EU, national, regional and local regulations.

The industrial processes and raw materials used by the tobacco industry have little environmental impact. However, like any industry, its activities consume certain amounts of energy and water, generate waste and require means of transport.

Altadis has defined four environmental indicators which are applicable to the production process: energy consumption, water consumption, waste and CO2 emissions.

In general, Altadis’ commitment to the environment aims to achieve the following goals:

• To comply with environmental laws and regulations;

• To identify, analyze and assess the enviromental impact of procedures and to apply operating procedures to rreduce all kinds of pollution and protect the environment;

• To develop effective emergency mechanisms for dealing with any incident that could have an environmental impact;

• To co-operate with the authorities, professional bodies, suppliers and other interested parties to adopt environmental protection measures;

• To educate and train employees in the use of these practices;

The Altadis Group’s environmental policy is based primarily on ISO 14001. Implemented in 2002, the policy provides an environmental management system for the entire organisation which is audited by recognized independent external bodies. ISO 14001 certification progressed according to schedule in 2006.

The Annual Report explains in greater detail both the current position of the Altadis Group and the most significant work performed by the Research and Development and Environmental areas by business line.

07                                  TREASURY STOCK

Pursuant to the resolution adopted by the Altadis, S.A. Shareholders’ Meeting on June 7, 2006, 13,100,000 shares of treasury stock (representing 4.86% of the Parent Company’s capital stock) were cancelled as a result of which outstanding shares decreased from 269,221,426 to 256,121,426 as of December 31, 2006. The aforementioned Shareholders’ Meeting once again authorized the Board of Directors of the Parent Company, as permitted by Article 75 of the revised Corporations Law and for a period of 18 months, to acquire shares of Altadis, S.A. under certain conditions.

At the beginning of 2006, Altadis Group held 2,920,419 Parent Company shares (representing 1.08% of its capital stock) at an average cost of EUR 35.91 per share, a total cost of EUR 104,877 thousand and a total par value of EUR 1,752 thousand.

In 2006 the Group acquired for consideration a total of 12,996,307 Parent Company’s shares (representing 4.83 % of its capital stock and with a par value of EUR 7,798 thousand) at an average price of EUR 37.50 per share. It disposed of a total of 116,726 Parent Company’s shares (representing 0.04% of its capital stock and with a par value of EUR 70 thousand) in exchange for shares of SEITA, in connection with the right to exchange shares which, upon the acquisition by the Parent Company of its initial holding in SEITA and maintaining the initial exchange ratio of 19 Altadis, S.A. shares for 6 SEITA shares, was granted to the employees of the latter with respect to the SEITA shares acquired by exercising their stock options. None of these share disposals generated any income or loss for the Group.

As a result of these transactions, the Group held 2,700,000 shares of Altadis, S.A. at 2006 year-end (representing 1.05% of its capital stock and with a par value of EUR 270 thousand), at an average cost of EUR 38.55 per share and a total cost of EUR 104,100 thousand. These shares are recorded under the “Treasury stock” caption within Equity on the equity and liabilities side of the consolidated balance sheet as of December 31, 2006 (this amount does not include EUR 36,513 thousand corresponding to the asset associated with the equity swap contract that hedges the Altadis, S.A. share distribution plan which for purposes of presentation was presented as equivalent to treasury stock and so is shown under the same “Treasury stock” caption).